

Sberbank CIB USA, Inc.
Carnegie Hall Tower,
152 West 57th Street, 46ᵗʰ Floor, New York, NY 10019
Phone +1 (212) 300-9600 Fax +1 (212) 300-9601

**Sberbank CIB USA, Inc.
Statement of Financial Condition
December 31, 2021**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51980

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SBERBANK CIB USA, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street, 46th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Levy (212) 300-9606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301 (Address) Woodbury (City) New York (State) 11797 (Zip Code)

October 8th, 2003 (Date of Registration with PCAOB) 339 (PCAOB Registration Number)

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





AFFIRMATION

I, Michael Levy, affirm that, to the best of my knowledge and belief, the accompanying financial statements and unconsolidated supplemental schedules pertaining to Sberbank CIB USA, Inc. (the "Company"), for the year ended December 31, 2021, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

February 17th, 2022

Michael Levy — Date

Chief Financial Officer

Subscribed and sworn to before me this 17th day of February 2022

Notary Public

William P. Hodge
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HO6180918
NOTARY PUBLIC, STATE OF NEW YORK
Commission Expires January 22, 2024

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Sberbank CIB USA, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 3,293,124
Receivables from broker-dealer and clearing organization	12,152,203
Property and equipment - net	307,103
Operating right of use asset	2,697,393
Due from affiliates	1,923,671
Deferred tax asset	208,541
Prepaid expenses	146,350
Receivables for research revenue	12,112
Other assets	374,066
Total assets	**$ 21,114,563**

Liabilities and Stockholder's Equity

Liabilities

Accrued expenses and other liabilities	$ 2,681,265
Operating lease liability	2,728,173
Due to affiliates	72,650
Corporate taxes payable	223,000
Total liabilities	**5,705,088**

Commitments and contingencies (Note 10)

Stockholder's equity

Common stock, $1 par value; 3,000 share authorized, 1 share issued and outstanding	1
Additional paid-in capital	19,353,862
Accumulated deficit	(3,944,388)
Total Stockholder's equity	**15,409,475**
Total liabilities and stockholder's equity	**$ 21,114,563**

The accompanying notes are an integral part of this financial statement.

1. **Organization**

   Sberbank CIB USA, Inc. (the "Company") was organized on January 17, 1997, under the laws of the State of Delaware, and is based in New York City. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is also registered as an Introducing Broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

   The Company is a wholly-owned subsidiary of SB Finance Holding LLC, which is an indirect subsidiary of OJSC "Sberbank", a foreign corporation domiciled in the Russian Federation.

   The Company is primarily engaged in the Russian and Central Independent States financial markets and provides financial services to U.S. and foreign broker-dealers and customers, including affiliated foreign broker-dealers. The Company may effect securities transactions in accordance with Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6").

2. **Summary of Significant Accounting Policies**

   Basis of Accounting

   The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

   Revenue Recognition

   Commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

   Riskless principal trading – Riskless principal trading includes trading gains from the Company's trading activities in the over-the-counter common equity and fixed income securities markets, whereby the Company earns a mark-up for such activity. Realized gains are included in riskless principal trading and are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

   Research – The Company provides research services to customers. Revenue for research arrangements is generally recognized at the point in time that the performance under the arrangement is completed (the delivery of the research or the time in which the customer has the intent to award the Company based on their internal methodologies.)

Support services – The Company provides support services to its affiliates consisting of providing value-added analysis in relation to US regulatory, market, and client trends, and other services such as arranging discussion with regards to distressed/special situation trades, providing news on monetary flows and global asset strategies, engaging in regular dialogue with portfolio managers and execution desks, and consulting on the placement of new and follow-on securities to counterparties. Revenue for support services is generally recognized at the point in time that the performance is completed, which is generally when all eligible costs are incurred. The agreement provides for the Company to be reimbursed for its agreed-upon costs plus a mark-up based on the total of such costs, as defined.

The Company's significant contractual assets/liabilities consist of the following:

Year Ended	2021	2020
Due from affiliates	$ 1,923,671	$ 2,711,843
Receivable for research revenue	12,112	32,658
Total contract assets	$ 1,935,783	$ 2,744,501
Due to affiliates	$ 72,650	$ 16,058
Total contract liabilities	$ 72,650	$ 16,058

The decrease in contractual assets and increase in contractual liabilities is primarily related to the due from and due to affiliates balance and is due to the recognition of service rendered and payments made, under service level agreements with affiliates.

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740, *Income Taxes* ("ASC 740"). Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2021, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to examination by federal, state, and local taxing authorities for years prior to December 31, 2018.

The Company uses the asset and liability method of accounting for income taxes pursuant to ASC 740, to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more-likely-than-not that the deferred tax asset will not be realized.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which ranges from three to seven years. Amortization of leasehold improvements is computed over the shorter of the lease terms or the estimated useful lives of the improvements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency

The Company's functional currency is the U.S. dollar and its reporting currency is the U.S. dollar. However, the Company maintains several accounts in foreign currencies.

Credit Losses on Financial Instruments

The Company recognizes and measures credit losses in accordance with FASB ASC 326, *Financial Instruments – Credit Losses* ("ASC 326"). In June 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-13, *"Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments."* This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model. Under CECL, the allowance for credit losses on financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of such assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, are recognized in earnings.

3. **Receivables from Broker-Dealer and Clearing Organization**

Receivables from broker-dealer and clearing organization results from the Company's securities transactions. Receivables from broker-dealers and clearing organization are short-term in nature, and accordingly, their carrying amount approximates fair value.

4. **Property and Equipment**

Property and equipment - net consists of the following:

Furniture	$	197,517
Equipment		6,636
Software		18,518
Leasehold improvements		301,542
Total		524,213
Less - Accumulated depreciation and amortization		217,110
Property and equipment	$	307,103

5. **Due to/from Affiliates**

The Company has entered into brokerage service agreements with its affiliates, whereby the Company will introduce to those affiliates potential counterparties as well as negotiate, if appropriate, potential trades for the purchase or sale of securities between the affiliates and such counterparties. The Company receives a mark-up for providing this service.

In addition, the Company has agreed to share operational expenses of certain affiliates' incidental to, or arising out of, the execution of the trades. At December 31, 2021, amounts payable under these agreements are recorded as due to affiliates in the statement of financial condition.

Furthermore, the Company has entered into a service level agreement with affiliates, whereby the Company provides value-added analysis in relation to US regulatory, market, and client trends, and other services such as arranging discussion with regards to distressed/special situation trades, providing news on monetary flows and global asset strategies, engaging in regular dialogue with portfolio managers and execution desks, and consulting on the placement of new and follow-on securities to counterparties. These services are more specifically set forth within the agreement and generally provide that the Company will be reimbursed for its agreed-upon costs plus a mark-up based on the total of such costs, as defined. At December 31, 2021, amounts receivable under this agreement are recorded as due from affiliates in the statement of financial condition.

6. **Employee Benefit Plans**

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code ("IRC"). The plan covers substantially all employees and provides for participants to defer salary amounts up to statutory limitations. The Company is not required to make matching or employer profit sharing contributions.

7. **Income Taxes**

For income tax reporting purposes, the Company recognizes rent expense in different periods than it does for financial statement reporting purposes and utilizes different depreciation methods for income tax reporting purposes than it does for financial statement reporting purposes. Additionally, for income tax reporting purposes, accrued compensation not paid within the prescribed statutory time frame will be deducted in a subsequent period. Furthermore, for income tax reporting, the

Company has tax loss carryforwards available to offset future taxable income. A net deferred tax asset has been established to account for these temporary differences.

At December 31, 2021, the Company has not recorded a valuation allowance against the net deferred tax asset as it is more likely than not that there will be future taxable income. The net deferred tax asset is summarized as follows at December 31, 2021:

Year Ended December 31, 2021

Deferred Tax Asset	$ 265,018
Deferred Tax Liability	56,477
Net Deferred Tax Asset	208,541
Valuation Allowance	-
Deferred Tax Asset - net	$ 208,541

During the year ended December 31, 2021, the valuation allowance decreased by $333,936.

At December 31, 2021, the Company has net operating loss carryforwards for state and local income tax purposes of $471,841, and $345,458 respectively, available to offset future taxable income expiring at various dates through 2037. During the year ended December 31, 2021, the Company has utilized its remaining federal net operating loss carryforwards in the amount of $823,555.

8. **Clearance Agreement**

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed, or loaned and the receipt and distribution of interest and principal payments. The Company maintains a clearing deposit of $5,000,000 with the clearing broker. The deposit is recorded under receivables from broker-dealer and clearing organization.

9. **Net Capital Requirements**

The Company, a registered broker dealer, is subject to Rule 15c3-1, the Uniform Net Capital Rule (the "Rule") of the Securities and Exchange Commission ("SEC") and the CFTC's Regulation 1.17, which specify, among other things, minimum net capital requirements. The Company calculates net capital under the alternative method, which requires the Company to maintain $250,000 in minimum net capital. In addition, as an introducing broker regulated by the NFA, the Company is required to maintain adjusted net capital (as defined by the CFTC) equivalent to or in excess of $45,000 or the minimum net amount required by the Rule, whichever is greater. At December 31, 2021, the Company had net capital of $12,397,990 which was $12,147,990 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

10. **Commitments and Contingencies, Off-Balance-Sheet/Credit Risk, and Concentration of Credit Risk**

Operating lease

In August 2017, the Company executed an amendment to its existing non-cancelable operating lease for its office premises, extending its lease expiration date through April 30, 2028. The Company has recognized an operating right of use asset and corresponding operating lease liability. The lease commitment is collateralized by a $369,384 security deposit which is recorded within other assets on the statement of financial condition. Supplemental balance sheet information related to the operating lease is as follows:

December 31,	2021
Operating right of use asset	$ 2,697,393
Operating lease liability	$ 2,728,173

Weighted Average Remaining Lease Term

Operating leases	6.3 years

Weighted Average Discount Rate

Operating leases	5.50%

Maturities of lease liabilities are as follows:

Year Ended December 31,	
2022	$ 492,513
2023	510,531
2024	516,538
2025	516,538
2026	516,538
Thereafter	688,717
Total	3,241,375
Less: Imputed Interest	513,202
	$ 2,728,173

Off-balance-sheet and concentration risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of customers, particularly institutions, where there is thought to be credit risk.

The Company, as a part of its normal trading activities, may assume short positions in its inventories. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. At December 31, 2021, the Company had no open short positions.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet credit risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2021, $3,159,744 was in excess of FDIC insured limits.

Approximately 56% of the Company's revenue is derived from activity with foreign affiliated entities for which trades are concentrated in the Russian capital markets. Additionally, commission revenue earned from one client constitutes more than 10% of total revenue.

Coronavirus

The existence of a new coronavirus (COVID-19) was confirmed in early January 2020. Since then, the coronavirus has spread to a significant number of countries, including the United States of America, causing ongoing disruption to businesses and economic activity. The outbreak of the coronavirus has impacted the Company with management implementing contingency measures to ensure the business continues to operate as effectively as possible through these conditions. Due to the evolving nature of the coronavirus outbreak, an estimate of its financial effect, cannot be made at the date of issue of the financial statement.

Legal

In the normal course of business, the Company, from time to time, is named as a party or nonparty in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. The Company recognizes a liability for a contingency in other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a reasonable estimate of the probable loss is a range, the Company accrues the most likely amount of such loss, and if such an amount is not determinable, then the Company accrues the minimum in the range as the loss accrual.

11. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since December 31, 2021, through the date of this report and determined that there are no material events that would require disclosures in the Company's financial statements.

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
Sberbank CIB USA, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sberbank CIB USA, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2000.

Mazars USA LLP

Woodbury, New York
February 17, 2022